SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 12)

Fresh Del Monte Produce Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G36738105

(CUSIP Number)

Bruce A. Jordan

Senior Vice President, General Counsel and Secretary

Fresh Del Monte Produce Inc.

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(305) 520-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36738105	13D	Page 2 of 57

1.	NAMES OF REPORTING PERSONS Mohammad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,450,722(1) (See Item 5)
	8.	SHARED VOTING POWER 12,978,717 (1) (See Item 5)
	9.	SOLE DISPOSITIVE POWER 5,450,722(1) (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0(1) (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,429,439(1) (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

(1)	Amounts representing Ordinary Shares over which Mr. Abu-Ghazaleh has sole voting power and sole or shared dispositive power exclude 20,000 Ordinary Shares over which Mahira Nabulsi Abu-Ghazaleh, Mr. Abu-Ghazaleh’s spouse, has shared voting power and sole dispositive power. The amount of Ordinary Shares over which Mr. Abu-Ghazaleh has shared voting power includes such 20,000 Ordinary Shares.

CUSIP No. G36738105	13D	Page 3 of 57

1.	NAMES OF REPORTING PERSONS Amir Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 3,254,705 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 3,254,705 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,705 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 4 of 57

1.	NAMES OF REPORTING PERSONS Oussama Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 3,121,223 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 3,121,223 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,223 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 5 of 57

1.	NAMES OF REPORTING PERSONS Sumaya Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 2,731,666 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 2,731,666 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,731,666 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 6 of 57

1.	NAMES OF REPORTING PERSONS Maher Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 2,289,488 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 2,289,488 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,289,488 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 7 of 57

1.	NAMES OF REPORTING PERSONS Wafa Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 311,401 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 311,401 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,401 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 8 of 57

1.	NAMES OF REPORTING PERSONS Hanan Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 299,790 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 299,790 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,790 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 9 of 57

1.	NAMES OF REPORTING PERSONS Fatima Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 257,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 257,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 10 of 57

1.	NAMES OF REPORTING PERSONS Maha Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 197,134 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 197,134 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,134 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 11 of 57

1.	NAMES OF REPORTING PERSONS Nariman Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 195,652 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 195,652 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,652 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 12 of 57

1.	NAMES OF REPORTING PERSONS Mahira Nabulsi Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0(1) (See Item 5)
	8.	SHARED VOTING POWER 20,000(1) (See Item 5)
	9.	SOLE DISPOSITIVE POWER 20,000(1) (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0(1) (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000(1) (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

(1)	Amounts exclude 5,450,722 Ordinary Shares over which Mohammad Abu-Ghazaleh, Mrs. Abu-Ghazaleh’s spouse, has sole voting power and sole dispositive power and 12,958,717 Ordinary Shares over which Mr. Abu-Ghazaleh has shared voting power. Mrs. Abu-Ghazaleh expressly disclaims beneficial ownership of such excluded Ordinary Shares except to the extent of her pecuniary interest therein.

CUSIP No. G36738105	13D	Page 13 of 57

1.	NAMES OF REPORTING PERSONS Ahmad Mohammad Ahmad Abu Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 14 of 57

1.	NAMES OF REPORTING PERSONS Basma Amir Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 15 of 57

1.	NAMES OF REPORTING PERSONS Hani Maher Abou-Ghazaleh Al-Jaouhari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (1) (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (1) (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (1) (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

(1)	Represents 15,000 Ordinary Shares held by Royal Executive Services S.P.A., a Chilean corporation, which is controlled by Hani Maher Abou-Ghazaleh Al-Jaouhari, its sole shareholder. Mr. Abou-Ghazaleh expressly disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

CUSIP No. G36738105	13D	Page 16 of 57

1.	NAMES OF REPORTING PERSONS Mohamed Amir Ahmed Abughazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 17 of 57

1.	NAMES OF REPORTING PERSONS Rasha Mohamad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 18 of 57

1.	NAMES OF REPORTING PERSONS Sima Maher Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 19 of 57

1.	NAMES OF REPORTING PERSONS Sumaya Mohamad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 20 of 57

1.	NAMES OF REPORTING PERSONS Farah Sheik Alsagha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Syria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 21 of 57

1.	NAMES OF REPORTING PERSONS Rabie Glilah
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 22 of 57

1.	NAMES OF REPORTING PERSONS Royal Executive Services S.P.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 23 of 57

1.	NAMES OF REPORTING PERSONS Ghada Abdullah Hasan Yabroudi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 15,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 24 of 57

1.	NAMES OF REPORTING PERSONS Mazen Abou Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 12,500 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 12,500 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 25 of 57

1.	NAMES OF REPORTING PERSONS Omar Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 11,600 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 11,600 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,600 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 26 of 57

1.	NAMES OF REPORTING PERSONS Yasmina Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 11,600 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 11,600 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,600 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 27 of 57

1.	NAMES OF REPORTING PERSONS Abdulaziz Shikh Al Sagha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Syria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,500 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,500 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,500 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 28 of 57

1.	NAMES OF REPORTING PERSONS Amir Mohamed Amir Abughazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 29 of 57

1.	NAMES OF REPORTING PERSONS Aya Ahmad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 30 of 57

1.	NAMES OF REPORTING PERSONS Laith Jad Moh’d Hadi Asfour
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 31 of 57

1.	NAMES OF REPORTING PERSONS Mohamad Ahmad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 32 of 57

1.	NAMES OF REPORTING PERSONS Saif Ahmad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 33 of 57

1.	NAMES OF REPORTING PERSONS Tara Ahmad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 34 of 57

1.	NAMES OF REPORTING PERSONS Layla Ali Farouki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 35 of 57

1.	NAMES OF REPORTING PERSONS Layan Abou-Ghazaleh Razian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 36 of 57

1.	NAMES OF REPORTING PERSONS Kareem Zaki Abughazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 10,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 37 of 57

1.	NAMES OF REPORTING PERSONS Oussama Glilah
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 8,300 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 8,300 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,300 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 38 of 57

1.	NAMES OF REPORTING PERSONS Mohamed Glilah
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 4,374 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 4,374 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,374 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 39 of 57

1.	NAMES OF REPORTING PERSONS Tarek Maher Abughazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 1,334 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 1,334 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,334 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 40 of 57

1.	NAMES OF REPORTING PERSONS Doha Challah Abughazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 450 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 450 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 41 of 57

This Amendment No. 12 (“Amendment No. 12”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 17, 1998, as amended by Amendment No. 1 thereto filed on January 28, 1999, Amendment No. 2 thereto filed on July 30, 2003, Amendment No. 3 thereto filed on November 13, 2007, Amendment No. 4 thereto filed on February 24, 2009, Amendment No. 5 thereto filed on June 15, 2009, Amendment No. 6 thereto filed on January 26, 2010, Amendment No. 7 thereto filed on July 7, 2010, Amendment No. 8 thereto filed on March 17, 2011, Amendment No. 9 thereto filed on February 3, 2015, Amendment No. 10 thereto filed on February 17, 2016, and Amendment No. 11 thereto filed on February 8, 2017 (as so amended, the “Schedule 13D”), with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), of Fresh Del Monte Produce Inc., a Cayman Islands exempted company (the “Company”). This Amendment No. 12 amends Items 2 through 6 in order to update information therein, including to update Item 5 to reflect the current beneficial ownership and the percentage of the class of Ordinary Shares beneficially owned by the Reporting Persons, as adjusted from the information previously set forth in the Schedule 13D to reflect immaterial acquisitions and dispositions and the number of outstanding Ordinary Shares as of the date set forth on the cover of this Amendment No. 12. Except as otherwise set forth herein, this Amendment No. 12 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D or reflect any change in information from the date set forth on the cover of this Amendment No. 12 through the date set forth on the signature pages of this Amendment No. 12. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment No. 12 is hereby filed by the Reporting Persons.

(a) Names of the Reporting Persons.

(1) Mohammad Abu-Ghazaleh

(2) Amir Abu-Ghazaleh

(3) Oussama Abu-Ghazaleh

(4) Sumaya Abu-Ghazaleh

(5) Maher Abu-Ghazaleh

(6) Wafa Abu-Ghazaleh

(7) Hanan Abu-Ghazaleh

(8) Fatima Abu-Ghazaleh

(9) Maha Abu-Ghazaleh

(10) Nariman Abu Ghazaleh

CUSIP No. G36738105	13D	Page 42 of 57

(11) Mahira Nabulsi Abu-Ghazaleh

(12) Ahmad Mohammad Ahmad Abu Ghazaleh

(13) Basma Amir Abu-Ghazaleh

(14) Hani Maher Abou-Ghazaleh Al-Jaouhari

(15) Mohamed Amir Ahmed Abughazaleh

(16) Rasha Mohamad Abu-Ghazaleh

(17) Sima Maher Abu-Ghazaleh

(18) Sumaya Mohamad Abu-Ghazaleh

(19) Farah Sheik Alsagha

(20) Rabie Glilah

(21) Royal Executive Services S.P.A., a Chilean Corporation

(22) Ghada Abdullah Hasan Yabroudi

(23) Mazen Abou Ghazaleh

(24) Omar Abu-Ghazaleh

(25) Yasmina Abu-Ghazaleh

(26) Abdulaziz Shikh Al Sagha

(27) Amir Mohamed Amir Abughazaleh

(28) Aya Ahmad Abu-Ghazaleh

(29) Laith Jad Moh’d Hadi Asfour

(30) Mohamad Ahmad Abu-Ghazaleh

(31) Saif Ahmad Abu-Ghazaleh

(32) Tara Ahmad Abu-Ghazaleh

(33) Layla Ali Farouki

(34) Layan Abou-Ghazaleh Razian

(35) Kareem Zaki Abughazaleh

CUSIP No. G36738105	13D	Page 43 of 57

(36) Oussama Glilah

(37) Mohamed Glilah

(38) Tarek Maher Abughazaleh

(39) Doha Challah Abughazaleh

The Schedule 13D previously included certain additional individuals as Reporting Persons who no longer beneficially own any Ordinary Shares and are no longer Reporting Persons for purposes of this Schedule 13D.

(b) Residence or business address of the Reporting Persons.

(1) The business address of each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh and Mahira Nabulsi Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(2) The business address of each of Amir Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Wafa Abu-Ghazaleh, Hanan Abu-Ghazaleh, Fatima Abu-Ghazaleh, Maha Abu-Ghazaleh, Nariman Abu-Ghazaleh, Ahmad Mohammad Ahmad Abu Ghazaleh, Basma Amir Abu-Ghazaleh, Mohamed Amir Ahmed Abughazaleh, Rasha Mohamad Abu-Ghazaleh, Sima Maher Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Farah Sheik Alsagha, Rabie Glilah, Ghada Abdullah Hasan Yabroudi, Mohamed Glilah, Mazen Abou Ghazaleh, Omar Abu-Ghazaleh, Yasmina Abu-Ghazaleh, Abdulaziz Shikh Al Sagha, Oussama Glilah, Amir Mohamed Amir Abughazaleh, Aya Ahmad Abu-Ghazaleh, Laith Jad Moh’d Hadi Asfour, Mohamad Ahmad Abu-Ghazaleh, Saif Ahmad Abu-Ghazaleh, Tara Ahmad Abu-Ghazaleh, Layla Ali Farouki, Tarek Maher Abughazaleh, Kareem Zaki Abughazaleh and Doha Challah Abughazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

(3) The business address of each of Royal Executive Services S.P.A., Hani Maher Abou-Ghazaleh Al-Jaouhari and Layan Abou-Ghazaleh Razian is Av. Las Condes 7700, Office B-506 - Las Condes, Santiago, Chile.

(c) Present principal occupation or employment.

(1) Mohammad Abu-Ghazaleh’s present principal occupation is Chairman of the Board, Director and Chief Executive Officer of the Company. The Company’s global business is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. The Company’s principal executive office is located at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands, and its U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida, 33134.

(2) Amir Abu-Ghazaleh’s present principal occupation is General Manager of Abu-Ghazaleh International Company. The principal business of Abu-Ghazaleh International Company is the distribution and marketing of fresh produce. The address of Abu-Ghazaleh International Company is P.O. Box 1767, Dubai, United Arab Emirates. Amir Abu-Ghazaleh is also a Director of the Company.

(3) Oussama Abu-Ghazaleh’s present principal occupation is as an individual investor.

CUSIP No. G36738105	13D	Page 44 of 57

(4) Sumaya Abu-Ghazaleh is retired.

(5) Maher Abu-Ghazaleh’s present principal occupation is Managing Director of Suma International General Trading and Contracting Company, whose principal business is cold storage and whose address is P.O. Box 215 Safat, 13003 Kuwait.

(6) Each of Wafa Abu-Ghazaleh, Hanan Abu-Ghazaleh, Fatima Abu-Ghazaleh, Maha Abu-Ghazaleh, Nariman Abu-Ghazaleh, Mahira Nabulsi Abu-Ghazaleh, Basma Amir Abu-Ghazaleh, Rasha Mohamad Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Farah Sheik Alsagha, Rabie Glilah, Ghada Abdullah Hasan Yabroudi, Mohamed Glilah, Mazen Abou Ghazaleh, Omar Abu-Ghazaleh, Yasmina Abu-Ghazaleh, Oussama Glilah, Amir Mohamed Amir Abughazaleh, Aya Ahmad Abu-Ghazaleh, Laith Jad Moh’d Hadi Asfour, Mohamad Ahmad Abu-Ghazaleh, Saif Ahmad Abu-Ghazaleh, Tara Ahmad Abu-Ghazaleh, Layla Ali Farouki, Layan Abou-Ghazaleh Razian and Doha Challah Abughazaleh currently is not employed outside the home.

(7) Ahmad Mohammad Ahmad Abu Ghazaleh’s present principal occupation is Chief Executive Officer of Arab Wings, a provider of private jet charter and aircraft management services. The address of Arab Wings is P.O. Box 15031 Amman 11134 Jordan.

(8) Hani Maher Abou-Ghazaleh Al-Jaouhari’s present principal occupation is Chief Executive Officer of Royal Executive Services S.P.A. Royal Executive Services S.P.A. is a Chilean corporation and a provider of real estate investments. The address of Royal Executive Services S.P.A. is Av. Las Condes 7700, Office B-506 - Las Condes, Santiago, Chile. Royal Executive Services S.P.A. is controlled by Hani Maher Abou-Ghazaleh Al-Jaouhari.

(9) Mohamed Amir Ahmed Abughazaleh’s present principal occupation is Managing Director of Univest LLC, a real estate consulting firm. The address of Univest LLC is P.O. Box: 1767, Dubai, United Arab Emirates.

(10) Sima Maher Abu-Ghazaleh’s present principal occupation is Assistant Teacher.

(11) Abdulaziz Shikh Al Sagha’s present principal occupation is Intern at The Capital Trust Group, a private equity, corporate advisory and real estate firm. The address of The Capital Trust Group is 49 Mount Street, London, W1K 2SD, United Kingdom.

(12) Tarek Maher Abughazaleh’s present principal occupation is Project Manager at Clemenceau Medical Center. The address of Clemenceau Medical Center is Clemenceau Street, P.O. Box 11-2555, Beirut, Lebanon.

(13) Kareem Zaki Abughazaleh’s present principal occupation is General Manager of District Investment & Development, a real estate development firm in the United Arab Emirates.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G36738105	13D	Page 45 of 57

(f) Citizenship.

(1) Each of Mohammad Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Mahira Nabulsi Abu-Ghazaleh, Ahmad Mohammad Ahmad Abu Ghazaleh, Rasha Mohamad Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Amir Mohamed Amir Abughazaleh, Aya Ahmad Abu-Ghazaleh, Laith Jad Moh’d Hadi Asfour, Mohamad Ahmad Abu-Ghazaleh, Saif Ahmad Abu-Ghazaleh, Tara Ahmad Abu-Ghazaleh and Layla Ali Farouki is a citizen of Jordan.

(2) Each of Oussama Abu-Ghazaleh and Hani Maher Abou-Ghazaleh Al-Jaouhari is a citizen of Chile.

(3) Each of Wafa Abu-Ghazaleh, Hanan Abu-Ghazaleh, Nariman Abu-Ghazaleh Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, and Ghada Abdullah Hasan Abdullah Yabroudi is a citizen of Lebanon.

(4) Kareem Zaki Abughazaleh is a citizen of the United Kingdom.

(5) Each of Maha Abu-Ghazaleh, Basma Amir Abu-Ghazaleh, Mohamed Amir Ahmed Abughazaleh and Mazen Abou Ghazaleh is a citizen of the United Arab Emirates.

(6) Each of Sima Maher Abu-Ghazaleh, Omar Abu-Ghazaleh, Yasmina Abu-Ghazaleh, Layan Abou-Ghazaleh Razian and Tarek Maher Abughazaleh is a citizen of the United States.

(7) Each of Farah Sheik Alsagha and Abdulaziz Shikh Al Sagha is a citizen of Syria.

(8) Each of Rabie Glilah, Oussama Glilah and Mohamed Glilah is a citizen of Belgium.

(9) Doha Challah Abughazaleh is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On August 10, 2017, Mohammad Abu-Ghazaleh gifted 10,000 Ordinary Shares to Laith Jad Moh’d Hadi Asfour.

Ordinary shares acquired by Mohammad Abu-Ghazaleh and Amir Abu-Ghazaleh were acquired pursuant to equity compensation plans of Fresh Del Monte Produce, Inc.

CUSIP No. G36738105	13D	Page 46 of 57

The following individuals purchased Ordinary Shares of Fresh Del Monte Produce, Inc. in the following aggregate mounts for the corresponding aggregate price:

Reporting Person	Number of Ordinary Shares	Aggregate Amount Paid (US$)
Oussama Abu-Ghazaleh	234,734	12,204,303.11	(1)
Maher Abu-Ghazaleh	15,000	792,077.00
Hanan Abu-Ghazaleh	9,750	495,662.38	(1)
Mohamed Glilah	4,127	206,552.01
Wafa Abu-Ghazaleh	1,500	74,771.40
Oussama Glilah	90	4,483.78

(1)	Represents funds borrowed using a line of credit maintained by the Reporting Person with Morgan Stanley.

No acquired ordinary shares were purchased with funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, unless otherwise noted.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On August 10, 2017 Sumaya Mohamad Abu-Ghazaleh, for and on behalf as parent/legal guardian of Laith Jad Moh’d Hadi Asfour, entered into a Joinder to Amended and Restated Voting Agreement in the form previously filed as Exhibit 18 to this Schedule 13D, resulting in the joinder of Laith Jad Moh’d Hadi Asfour as a party to the Voting Agreement (as defined in Item 6 below).

All Ordinary Shares acquired since the date of Amendment No. 11 were acquired by gift or solely for investment purposes. It is expected that Mohammad Abu-Ghazaleh and Amir Abu-Ghazaleh will acquire Ordinary Shares though Fresh Del Monte Produce, Inc.’s equity compensation plans in consideration of their continued service as an officer and/or director, consistent with past practice.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) The following table sets forth, as of the date set forth on the cover of this Amendment No. 12 the aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person. Each Reporting Person other than Mohammad Abu-Ghazaleh disclaims beneficial ownership of the Ordinary Shares held by each other Reporting Person except to the extent of such Reporting Person’s pecuniary interest therein. To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Ordinary Shares.

CUSIP No. G36738105	13D	Page 47 of 57

	Ordinary Shares Beneficially Owned
Reporting Person	Outstanding Ordinary Shares	Ordinary Shares Underlying Currently Outstanding Restricted Share Units and Related Dividend Equivalent Units	Ordinary Shares Underlying Currently Outstanding Stock Options	Aggregate Ordinary Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
Mohammad Abu-Ghazaleh(2)	18,292,389	72,650	64,400	18,429,439	37.8%
Amir Abu-Ghazaleh	3,254,705	—	—	3,254,705	6.7%
Oussama Abu-Ghazaleh	3,121,223	—	—	3,121,223	6.4%
Sumaya Abu-Ghazaleh	2,731,666	—	—	2,741,666	5.6%
Maher Abu-Ghazaleh	2,289,488	—	—	2,289,488	4.7%
Wafa Abu-Ghazaleh	311,401	—	—	311,401	0.6%
Hanan Abu-Ghazaleh	299,790	—	—	299,790	0.6%
Fatima Abu-Ghazaleh	257,000	—	—	257,000	0.5%
Maha Abu-Ghazaleh	197,134	—	—	197,134	0.4%
Nariman Abu-Ghazaleh	195,652	—	—	195,652	0.4%
Mahira Nabulsi Abu-Ghazaleh(3)	20,000	—	—	20,000	*
Ahmad Mohammad Ahmad Abu Ghazaleh	15,000	—	—	15,000	*
Basma Abu-Ghazaleh	15,000	—	—	15,000	*
Hani Maher Abou-Ghazaleh Al-Jaouhari(4)	15,000	—	—	15,000	*
Mohamed Amir Ahmed Abughazaleh	15,000	—	—	15,000	*
Rasha Mohamad Abu-Ghazaleh	15,000	—	—	15,000	*
Sima Maher Abu-Ghazaleh	15,000	—	—	15,000	*
Sumaya Mohamad Abu-Ghazaleh	15,000	—	—	15,000	*
Farah Sheik Alsagha	15,000	—	—	15,000	*
Rabie Glilah	15,000	—	—	15,000	*
Royal Executive Services S.P.A.(4)	15,000	—	—	15,000	*
Ghada Abdullah Hasan Yabroudi	15,000	—	—	15,000	*
Mazen Abou Ghazaleh	12,500	—	—	12,500	*
Omar Abu-Ghazaleh	11,600	—	—	11,600	*
Yasmina Abu-Ghazaleh	11,600	—	—	11,600	*
Abdulaziz Shikh Al Sagha	10,500	—	—	10,500	*
Amir Mohamed Amir Abughazaleh	10,000	—	—	10,000	*
Aya Ahmad Abu-Ghazaleh	10,000	—	—	10,000	*
Laith Jad Moh’d Hadi Asfour	10,000	—	—	10,000	*
Mohamad Ahmad Abu-Ghazaleh	10,000	—	—	10,000	*
Saif Ahmad Abu-Ghazaleh	10,000	—	—	10,000	*
Tara Ahmad Abu-Ghazaleh	10,000	—	—	10,000	*
Layla Ali Farouki	10,000	—	—	10,000	*
Layan Abou-Ghazaleh Razian	10,000	—	—	10,000	*
Kareem Zaki Abughazaleh	10,000	—	—	10,000	*
Oussama Glilah	8,300	—	—	8,300	*
Mohamed Glilah	4,374	—	—	4,374	*
Tarek Maher Abughazaleh	1,334	—	—	1,334	*
Doha Challah Abughazaleh	450	—	—	450	*

*	Less than 0.1%.
(1)	Based on 48,620,808 Ordinary Shares outstanding as of January 2, 2018.

CUSIP No. G36738105	13D	Page 48 of 57

(2)	Amounts representing outstanding Ordinary Shares and aggregate Ordinary Shares beneficially owned by Mr. Abu-Ghazaleh include 20,000 Ordinary Shares over which Mahira Nabulsi Abu-Ghazaleh, Mr. Abu-Ghazaleh’s spouse, has shared voting power and sole dispositive power.
(3)	Amounts exclude 5,450,722 Ordinary Shares over which Mohammad Abu-Ghazaleh, Mrs. Abu-Ghazaleh’s spouse, has sole voting power and sole dispositive power and 12,958,717 Ordinary Shares over which Mr. Abu-Ghazaleh has shared voting power. Mrs. Abu-Ghazaleh expressly disclaims beneficial ownership of such excluded Ordinary Shares except to the extent of her pecuniary interest therein.
(4)	Amounts represent 15,000 Ordinary Shares held by Royal Executive Services S.P.A., a Chilean corporation, which is controlled by Hani Maher Abou-Ghazaleh Al-Jaouhari, its sole shareholder. Mr. Abou-Ghazaleh expressly disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(b) The following table sets forth, as of the date set forth on the cover of this Amendment No. 12, the number of Ordinary Shares beneficially owned by each Reporting Person over which such person has sole voting power, shared voting power, sole dispositive power or shared dispositive power. Each Reporting Person other than Mohammad Abu-Ghazaleh disclaims beneficial ownership of the Ordinary Shares held by each other Reporting Person except to the extent of such Reporting Person’s pecuniary interest therein. To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Ordinary Shares.

CUSIP No. G36738105	13D	Page 49 of 57

	Ordinary Shares Beneficially Owned
Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mohammad Abu-Ghazaleh(1)	5,450,722	12,978,717	5,450,722	—
Amir Abu-Ghazaleh	—	3,254,705	3,254,705	—
Oussama Abu-Ghazaleh	—	3,121,223	3,121,223	—
Sumaya Abu-Ghazaleh	—	2,731,666	2,731,666	—
Maher Abu-Ghazaleh	—	2,289,488	2,289,488	—
Wafa Abu-Ghazaleh	—	311,401	311,401	—
Hanan Abu-Ghazaleh	—	299,790	299,790	—
Fatima Abu-Ghazaleh	—	257,000	257,000	—
Maha Abu-Ghazaleh	—	197,134	197,134	—
Nariman Abu-Ghazaleh	—	195,652	195,652	—
Mahira Nabulsi Abu-Ghazaleh(2)	—	20,000	20,000	—
Ahmad Mohammad Ahmad Abu Ghazaleh	—	15,000	15,000	—
Basma Abu-Ghazaleh	—	15,000	15,000	—
Hani Maher Abou-Ghazaleh Al-Jaouhari(3)	—	15,000	15,000	—
Mohamed Amir Ahmed Abughazaleh	—	15,000	15,000	—
Rasha Mohamad Abu-Ghazaleh	—	15,000	15,000	—
Sima Maher Abu-Ghazaleh	—	15,000	15,000	—
Sumaya Mohamad Abu-Ghazaleh	—	15,000	15,000	—
Farah Sheik Alsagha	—	15,000	15,000	—
Rabie Glilah	—	15,000	15,000	—
Royal Executive Services S.P.A.(3)	—	15,000	15,000	—
Ghada Abdullah Hasan Yabroudi	—	15,000	15,000	—
Mazen Abou Ghazaleh	—	12,500	12,500	—
Omar Abu-Ghazaleh	—	11,600	11,600	—
Yasmina Abu-Ghazaleh	—	11,600	11,600	—
Abdulaziz Shikh Al Sagha	—	10,500	10,500	—
Amir Mohamed Amir Abughazaleh	—	10,000	10,000	—
Aya Ahmad Abu-Ghazaleh	—	10,000	10,000	—
Laith Jad Moh’d Hadi Asfour	—	10,000	10,000	—
Mohamad Ahmad Abu-Ghazaleh	—	10,000	10,000	—
Saif Ahmad Abu-Ghazaleh	—	10,000	10,000	—
Tara Ahmad Abu-Ghazaleh	—	10,000	10,000	—
Layla Ali Farouki	—	10,000	10,000	—
Layan Abou-Ghazaleh Razian	—	10,000	10,000	—
Kareem Zaki Abughazaleh	—	10,000	10,000	—
Oussama Glilah	—	8,300	8,300	—
Mohamed Glilah	—	4,374	4,374	—
Tarek Maher Abughazaleh	—	1,334	1,334	—
Doha Challah Abughazaleh	—	450	450	—

(1)	Amounts representing Ordinary Shares over which Mr. Abu-Ghazaleh has sole voting power and sole or shared dispositive power exclude 20,000 Ordinary Shares over which Mahira Nabulsi Abu-Ghazaleh, Mr. Abu-Ghazaleh’s spouse, has shared voting power and sole dispositive power. The amount of Ordinary Shares over which Mr. Abu-Ghazaleh has shared voting power includes such 20,000 Ordinary Shares.
(2)	Amounts exclude 5,450,722 Ordinary Shares over which Mohammad Abu-Ghazaleh, Mrs. Abu-Ghazaleh’s spouse, has sole voting power and sole dispositive power and 12,958,717 Ordinary Shares over which Mr. Abu-Ghazaleh has shared voting power. Mrs. Abu-Ghazaleh expressly disclaims beneficial ownership of such excluded Ordinary Shares except to the extent of her pecuniary interest therein.
(2)	Amounts represent 15,000 Ordinary Shares held by Royal Executive Services S.P.A., a Chilean corporation, which is controlled by Hani Maher Abou-Ghazaleh Al-Jaouhari, its sole shareholder. Mr. Abou-Ghazaleh expressly disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

CUSIP No. G36738105	13D	Page 50 of 57

(c) On December 14, 2017, Mohamad Glilah sold 45 Ordinary Shares for a price per share of $46.29 in one or more open market transactions. On January 2, 2018, Amir Abu-Ghazaleh received a grant of 2,663 restricted Ordinary Shares in connection with his service as a director of Fresh Del Monte Produce Inc. On January 11, 2018, Hanan Abu-Ghazaleh sold 500 Ordinary Shares for a price per share of $48.78 in one or more open market transactions. On January 31, 2018, Mohamad Glilah sold 4,374 Ordinary Shares for a price per share of $47.32. To the knowledge of the Reporting Persons, the Reporting Persons have not effected any other transactions in the Ordinary Shares during the 60-day period prior to the date set forth on the signature pages of this Amendment No. 12.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

Amendment No. 12 has been filed, in part, as a result of the entrance by Sumaya Mohamad Abu-Ghazaleh, for and on behalf as parent/legal guardian of Laith Jad Moh’d Hadi Asfour, into a Joinder to Amended and Restated Voting Agreement in the form previously filed as Exhibit 18 to this Schedule 13D (the “Joinder”). The Joinder resulted in the joinder as a party to the Voting Agreement of Laith Jad Moh’d Hadi Asfour. All terms of the Voting Agreement remain unchanged.

CUSIP No. G36738105	13D	Page 51 of 57

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

MOHAMMAD ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

AMIR ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

OUSSAMA ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

SUMAYA ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

MAHER ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

WAFA ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

CUSIP No. G36738105	13D	Page 52 of 57

HANAN ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

FATIMA ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

NARIMAN ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

MAHA ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

MAHIRA NABULSI ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

AHMAD MOHAMMAD AHMAD ABU GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

BASMA AMIR ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

CUSIP No. G36738105	13D	Page 53 of 57

HANI MAHER ABOU-GHAZALEH AL-JAOUHARI

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

MOHAMED AMIR AHMED ABUGHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

RASHA MOHAMAD ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

SIMA MAHER ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

SUMAYA MOHAMAD ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

FARAH SHEIK ALSAGHA

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

RABIE GLILAH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

CUSIP No. G36738105	13D	Page 54 of 57

ROYAL EXECUTIVE SERVICES S.P.A.

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

GHADA ABDULLAH HASAN YABROUDI

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

MOHAMED GLILAH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

MAZEN ABOU GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

KAREEM ABU-GHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF OMAR ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

KAREEM ABU-GHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF YASMINA ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

ABDULAZIZ SHIKH AL-SAGHA

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

CUSIP No. G36738105	13D	Page 55 of 57

OUSSAMA GLILAH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

MOHAMED AMIR AHMED ABUGHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF AMIR MOHAMED AMIR ABUGHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

SUMAYA MOHAMAD ABU-GHAZALEH,
FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF LAITH JAD MOH’D HADI ASFOUR

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

AHMAD MOHAMMAD ABU-GHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF AYA AHMAD ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

AHMAD MOHAMMAD ABU-GHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF MOHAMAD AHMAD ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

CUSIP No. G36738105	13D	Page 56 of 57

AHMAD MOHAMMAD ABU-GHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF SAIF AHMAD ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

AHMAD MOHAMMAD ABU-GHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF TARA AHMAD ABU-GHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

RASHA MOHAMAD ABU-GHAZALEH, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF LAYLA ALI FAROUKI

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

HANI MAHER ABOU-GHAZALEH AL-JAOUHARI, FOR AND ON BEHALF AS PARENT/LEGAL GUARDIAN OF LAYAN ABOU-GHAZALEH RAZIAN

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

TAREK MAHER ABUGHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

KAREEM ZAKI ABUGHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact

CUSIP No. G36738105	13D	Page 57 of 57

DOHA CHALLAH ABUGHAZALEH

By:	/s/ Richard Contreras
Name:	Richard Contreras
Title:	Attorney-in-Fact